# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NuCana plc, CIK 0001709626
CUSIP: 67022C205
Title of class of securities: Ordinary Shares, nominal value (pound)0.04 per share
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT
Date of event which requires filing of this statement: 04/18/2025
Amends the filing with accession number 0001193125-22-218663
Filed by CIK 0001527166
Persons authorized to receive notices and communications: Jeffrey Ferguson, The Carlyle Group, 1001 Pennsylvania Avenue, NW,Suite 220 S, Washington, District Of Columbia (DC), 20004, (202) 729-5626

## Reporting persons
- The Carlyle Group Inc. (CIK 0001527166): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
- Carlyle Holdings I GP Inc. (CIK 0001548626): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
- Carlyle Holdings I GP Sub L.L.C. (CIK 0001548627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P. (CIK 0001548628): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
- CG Subsidiary Holdings L.L.C. (CIK 0001790577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C. (CIK 0000933790): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
  Comment: Limited Liability Company
- Carlyle Investment Management L.L.C. (CIK 0001354120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
  Comment: Limited Liability Company
- Carlyle Genesis UK LLC (CIK 0001941860): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
  Comment: Limited Liability Company
- Abingworth LLP (CIK 0001397144): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)
- Abingworth Bioventures VII LP (CIK 0001688313): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 3,430,062; sole dispositive power 0; shared dispositive power 3,430,062; aggregate amount beneficially owned 3,430,062 (2.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value (pound)0.04 per share
Name of issuer: NuCana plc
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 28, 2020 (as amended to date, the "Schedule 13D"), relating to the Ordinary Shares, nominal value (pound)0.04 per share (the "Ordinary Shares"), of NuCana, plc, a public limited company incorporated in England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference into this Item 5.

The percentage of Ordinary Shares beneficially owned and reported herein is based on 142,037,199 Ordinary Shares outstanding as of December 31, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on March 20, 2025.

The securities reported herein include (i) 3,333,333 Ordinary Shares represented by American Depository Shares held of record by Abingworth Bioventures VII LP, (ii) 96,189 Ordinary Shares underlying stock options exercisable within 60 days as of the date hereof, and (iii) 540 Ordinary Shares represented by American Depository Shares held of record by Bali Muralidhar for the benefit of Abingworth Bioventures VII LP and which may be deemed to be beneficially owned by Abingworth Bioventures VII LP.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VII LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record and beneficially owned by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 20, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3: Power of Attorney.

## Signatures
- The Carlyle Group Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (04/18/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (04/18/2025)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (04/18/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/18/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/18/2025)
- TC Group, L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/18/2025)
- Carlyle Investment Management L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (04/18/2025)
- Carlyle Genesis UK LLC: By: Carlyle Investment Management L.L.C., its sole member, /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (04/18/2025)
- Abingworth LLP: /s/ John Heard, John Heard, Authorized Signatory (04/18/2025)
- Abingworth Bioventures VII LP: /s/ John Heard, John Heard, Authorized Signatory (04/18/2025)